											EXHIBIT 12.1

PACIFICORP
STATEMENTS OF COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
(DOLLARS IN MILLIONS)

	Pro Forma
	Nine-Month		Nine-Month		Pro Forma				Nine-Month
	Period Ended		Period Ended		Year Ended		Year Ended		Period Ended
	September 30,		September 30,		December 31,		December 31,		December 31,		Years Ended March 31,
	2008		2008		2007		2007		2006		2006		2005		2004

Fixed charges, as defined*
Interest expense	$294		$254		$368		$314		$215		$280		$267		$256
Estimated interest portion of rentals charged to expense	5		5		8		8		6		10		9		10
Preferred dividends of wholly owned subsidiaries	-		-		-		-		-		-		-		19

Total fixed charges	$299		$259		$376		$322		$221		$290		$276		$285

Earnings, as defined*
Income (loss) from continuing operations	$314		$339		$406		$439		$161		$361		$252		$249
Add (deduct):
Provision for income taxes	169		184		199		220		86		199		169		144
Minority interest	-		-		-		-		-		-		-		-
Undistributed loss (income) of less than 50% owned affiliates	-		-		-		-		-		-		-		-
Fixed charges as above	299		259		376		322		221		290		276		285

Total earnings	$782		$782		$981		$981		$468		$850		$697		$678

Ratio of earnings to fixed charges	2.6	x	3.0	x	2.6	x	3.0	x	2.1	x	2.9	x	2.5	x	2.4	x

* Fixed charges represent consolidated interest charges, an estimated amount representing the interest factor in rents and preferred dividends of wholly-owned subsidiaries. Excluded from the fixed charges is interest on income tax contingencies that is included in income tax expense in the consolidated statements of operations. Earnings represent the aggregate of (a) income from continuing operations, (b) taxes based on income from continuing operations, (c) minority interest in the income of majority owned subsidiaries that have fixed charges, (d) fixed charges and (e) undistributed income of less than 50% owned affiliates without loan guarantees.